                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(a)1/
                                (Amendment No. 1)

                               THESTREET.COM, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    88368Q103
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                                 (CUSIP Number)

                              Solomon B. Watson IV
                           The New York Times Company
                              229 West 43rd Street
                            New York, New York 10036
                                 (212) 556-1230
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                                Page 1 of 3 Pages
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---------------------                                        -------------------
CUSIP NO. 88368Q103                    13D                     PAGE 2 OF 3 PAGES
---------------------                                        -------------------

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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              THE NEW YORK TIMES COMPANY
              13-1102020
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
                       N/A
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                       WC, OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                           |_|

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       NEW YORK
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                          7     SOLE VOTING POWER

       NUMBER OF                127,555 SHARES OF COMMON STOCK
        SHARES         ---------------------------------------------------------
     BENEFICIALLY         8      SHARED VOTING POWER
       OWNED BY
         EACH                    0 SHARES OF COMMON STOCK
       REPORTING       ---------------------------------------------------------
      PERSON WITH         9      SOLE DISPOSITIVE POWER

                                 127,555 SHARES OF COMMON STOCK
                       ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       127,555 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*    N/A                                         |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.5%
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     14       TYPE OF REPORTING PERSON*

                       CO
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

                        STATEMENT PURSUANT TO RULE 13D-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

ITEM 1.  SECURITY AND ISSUER.

THIS AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D OF THE NEW YORK TIMES COMPANY (THE "COMPANY") RELATES TO COMMON STOCK, $0.01 PAR VALUE PER SHARE ("COMMON STOCK"), OF THESTREET.COM, INC., A DELAWARE CORPORATION ("ISSUER") AND AMENDS
ITEM 5 TO REFLECT THAT THE COMPANY NO LONGER OWNS IN EXCESS OF 5% OF THE COMMON STOCK. THE ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE IS TWO RECTOR STREET, NEW YORK, NEW YORK 10006.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         ON JANUARY 4, 2000, THE COMPANY SOLD 1,425,000 SHARES OF COMMON STOCK PURSUANT TO RULE 144 UNDER THE SECURITIES ACT AT A PRICE PER SHARE OF $2.2175. THE NUMBER OF SHARES OF COMMON STOCK NOW OWNED BY THE COMPANY IS 127,555, WHICH CONSTITUTES, BASED ON INFORMATION FILED BY THE ISSUER AS OF NOVEMBER 8, 2000, 0.5% OF THE COMMON STOCK.

                                    SIGNATURE

         AFTER REASONABLE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: JANUARY 11, 2001

                                    THE NEW YORK TIMES COMPANY


                                    BY: /S/ RHONDA L. BRAUER
                                       --------------------------
                                       NAME:  RHONDA L. BRAUER
                                       TITLE: ASSISTANT SECRETARY


                                Page 3 of 3 Pages